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                                                                  EXHIBIT (a)(5)

                          THE WILLIAMS COMPANIES, INC.

                                OFFER TO EXCHANGE
                  OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK


                                  INSTRUCTIONS

TO REVIEW THE OFFER. Please carefully review The Williams Companies, Inc. Offer To Exchange Outstanding Options to Purchase Common Stock dated May 27, 2003 (the "Offer to Exchange"). If you have access to the Williams intranet, you can access the Offer to Exchange by logging on to the Inside Williams home page at http://intranet.williams.com and clicking on the Offer to Exchange in the "Featured Links" box located in the upper right-hand corner. You may also access the Offer to Exchange by logging on to the Stock Options intranet site at http://williams.twc.com/stockoptions/. If you would like a paper copy of the Offer to Exchange, you may request one by calling the Human Resources Service Center at (800) 320-8040 or (918) 573-5400. If you do not currently have a Williams e-mail address and ready access to the Williams intranet site, a paper copy of the Offer to Exchange is enclosed in your packet.

TO PARTICIPATE IN THE OFFER. To participate in the offer, you must properly complete, sign, date and deliver to us the Election Form before 4:00 p.m. Central Time on Wednesday, June 25, 2003. WE WILL STRICTLY ENFORCE THE EXPIRATION AND THERE CAN BE NO EXCEPTIONS TO THE EXPIRATION TIME. Delivery will be deemed made only when the Election Form is actually received (not postmarked) by us. The acceptable methods of delivering the Election Form are:

(1) By faxing to Stock Option Exchange Program at (918) 573-0737, (918) 573-0786 or (918) 573-0828. If faxing an Election Form, you should retain the fax transmittal confirmation for your records.

(2) By mailing to Williams, ATTN: Stock Option Exchange Program, One Williams Center, P.O. Box 2400, MD 42-7, Tulsa, Oklahoma 74102. If mailing an Election Form, we urge you to mail the Form sufficiently in advance of the expiration of the offer to ensure we receive it prior to the expiration. We also recommend that you use certified mail with return receipt requested. You should retain the return receipt for your records. This type of delivery is at your own expense. Please note that a pre-paid, pre-addressed return envelope has not been provided due to our recommendation that you use certified mail with return receipt requested.

E-mail is not an acceptable method of delivery.

If you do not submit an Election Form prior to the expiration of the offer, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the offer. In that case, your options will remain outstanding until they terminate or expire according to their terms and they will retain their current exercise price.

ACCEPTANCE OF OPTIONS FOR EXCHANGE. When we accept your tendered options for exchange and we cancel those options, you will have no further rights to those options.

TO WITHDRAW ELECTION. To withdraw your tendered options from the offer, you must properly complete, sign, date and deliver to us the Notice of Withdrawal Form before 4:00 p.m. Central Time on Wednesday, June 25, 2003. Delivery will be deemed made only when the Notice of Withdrawal Form is actually received (not postmarked) by us. Notice of Withdrawal Forms must be delivered according to one of the acceptable methods of delivery indicated above in the section "To Participate in the Offer". You can only withdraw all of your tendered options; you may not withdraw only a portion of your tendered options. Once you have withdrawn your tendered options, you may retender your options for exchange before the expiration of the offer only by again following the delivery procedures described above in the section "To Participate in the Offer."

Questions may be directed to the Human Resources Service Center at (800) 320-8040 or (918) 573-5400.